                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                                   Titan Corp
                                (Name of Issuer)

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                                  Common Stock
                         (Title of Class of Securities)

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                                    888266103
                                 (CUSIP NUMBER)

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                           Robert C. Dinerstein, Esq.
                                     UBS AG
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 821-3000
 (Name, address and telephone number of person authorized to receive notices and communications)

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                                  May 17, 2004
             (Date of Event That Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

* Note that this Amendment No. 2 is being filed to correct information contained in Amendment No. 1. UBS AG owns less than 5% of the shares of Common Stock of Titan Corp. See information contained herein.

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1     Name of Reporting Person

UBS AG

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2     Check the Appropriate Box if a Member of a Group

a  /  /
b  /  /

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3     SEC USE ONLY


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4     Source of Funds


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5 Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)

/  /

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6     Citizenship or Place of Organization

 Switzerland

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Number of Shares Beneficially Owned by Each Reporting Person With:

      7.  Sole Voting Power:              0
      8.  Shared Voting Power:            below 5%
      9.  Sole Dispositive Power:         0
      10. Shared Dispositive Power:       below 5%

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

below 5%

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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

/  /

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13    Percent of Class Represented by Amount in Row (11)

below 5%

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14    Type of Reporting Person

BK

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Item 1.  Security and Issuer

Common Stock

Titan Corp
3033 Science Park Rd.
San Diego, CA  92121

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Item 2.  Identity and Background

UBS AG

Principal business: UBS AG is a major international banking and financial firm. UBS AG's principal business office is located at:

Bahnhofstrasse 45
CH-8021, Zurich, Switzerland

UBS AG has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). UBS AG was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Common Stock (as defined above in Item 1) was working capital of UBS AG and the affiliates that purchased the subject securities.

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Item 4.  Purpose of Transaction

UBS AG has liquidated a portion of its position in the Issuer's Common Stock sufficient to bring its holdings to below 5%. Except as otherwise described herein, none of the reporting persons has any plans or proposals relating to or which would result in any of the transactions described in Items 4(a) - (j) of
Schedule 13D.

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Item 5.  Interest in Securities of the Issuer

As of the date of the event requiring the filing of this schedule, UBS AG beneficially owns less than 5% of the shares of Common Stock of the Issuer.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of UBS AG, no contracts, arrangements, understandings or relationships (legal or otherwise) exist UBS AG and any other person with respect to the securities of the Issuer.

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Item 7.  Material to be Filed as Exhibits

None

                                   SIGNATURES

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    UBS AG

                                    By:  /s/ Robert C. Dinerstein
                                    Robert C. Dinerstein
                                    Managing Director


                                    By:  /s/ Per Dyrvik
                                    Per Dyrvik
                                    Managing Director

      Date:  May 19, 2004